UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 316TH MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 23RD, 2017

1. DATE, TIME AND PLACE: On February 23th, 2017, at 10am, the meeting was held via conference call, in accordance with Article 17, paragraph 7 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

2. CALL NOTICE: The meeting was called pursuant to Article 17, paragraph 3 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Yuhai Hu and Secretary – Gisélia Silva.

5. AGENDA AND RESOLUTION TAKEN:

Initially, the Directors waived the reading of the documents regarding the Agenda, since they were fully aware of their contents. Subsequently, the Directors authorized the minutes of this meeting to be drawn up in summary form, given the right to present their opinions and dissensions, which would be filed at the Company’s registered office, and approved its publication — as an extract — without their signatures.

In view of the Company’s controlling shareholder’s intention — disclosed through the material fact of February 16th, 2017 — of “simultaneously with the Mandatory Tender Offer, to launch a unified public tender offer for all the common shares issued by the Company in order to: (i) cancel its registration as a publicly held company before CVM under class ‘A’ upon its conversion into class ‘B’, under the terms of CVM Instruction No. 480, dated as of December 7, 2009 (‘Delisting Tender Offer’); and (ii) delist the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (‘Voluntary Tender Offer’), pursuant to Article 4th, § 4th, of the Brazilian Corporate Law, and in accordance with the procedures set forth in Articles 16 to 25 of CVM Instruction 361 and in the Novo Mercado Regulation (the Mandatory Tender Offer, the Delisting Tender Offer and the Voluntary Tender Offer collectively referred to as ‘Unified Offer’)”, the Board, after examining and discussing the items of the Agenda, resolved, by unanimous decision, and with no restrictions, as follows:

(i)           To approve, after discussing and examining all proposals presented to the Board of Directors, to submit to the Extraordinary Shareholders Meeting of the Company, pursuant to article 17, item “j” of the Bylaws of the Company and section 10.1.1 of the Novo Mercado Listing Regulation, a list of three (3) prospective specialized valuation firms incumbent of producing the appraisal report of the Company’s shares for the purposes of the Unified Offer, composed by the following institutions: a) Banco de Investimentos Credit Suisse (Brasil) S.A.; b) BNP Paribas Brasil S.A.; and c) Deutsche Bank S.A. – Banco Alemão.

(ii)          To approve, pursuant to Article 123 of Law n. 6404/76 and Articles 9 and 17, item “d” of the Bylaws of the Company, the calling of an Extraordinary Shareholders Meeting, to be held on March 27th, 2017, in order to discuss and vote (a) the cancellation of the Company’s registry as a publicly held company before CVM under class “A” upon its conversion into class “B”, as well as the delisting of the Company from the Novo Mercado Special Listing Segment, both conditioned to the applicable rules and to the terms and conditions of the Unified Offer; and (b) the choice of the specialized valuation firm or institution incumbent of determining the economic value of the Company, based on the list of three (3) prospective appraisers presented by the Board of Directors, pursuant to the Novo Mercado Listing Regulation and the Bylaws of the Company (provided that such item “(b)” shall be approved by the majority of the votes of the shareholders representing the “Outstanding Shares” – as defined in section 2.1 of the Listing Rules of Novo Mercado – attending such meeting).

6. CLOSING: There being no further matters to discuss, the Chairman closed the meeting and these minutes were drawn up, read, approved and signed by the Directors hereby present and by the Secretary.

Ana Maria Elorrieta	Antonio Kandir
Andre Dorf	Yumeng Zhao
Yang Qu	Daobiao Chen

Yuhai Hu

Chairman

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 23, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.